CONFIRMING STATEMENT


This Statement confirms that the undersigned has authorized and designated WESLEY E. COLLEY to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of AMERICANWEST BANCORPORATION.
The authority under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of AMERICANWEST CORPORATION, unless earlier revoked in writing. The undersigned acknowledges that the above authorized persons are not assuming, nor is AMERICANWEST BANCORPORATION assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  August 2, 2004

/s/ CRAIG M MOORE